UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vape Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

91912N105

(CUSIP Number)

Kyle Tracey

c/o Vape Holdings, Inc.

21822 Lassen St., Suite A

Chatsworth, California 91311

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kyle Tracey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,174,238(1)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,174,238(1)
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,238(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 47,500 shares of common stock issuable upon exercise of the vested portion of stock options issued on June 27, 2014 and 500,000 shares of Series A Convertible Preferred Stock issued to Hive Ceramics, LLC of which Mr. Tracey is the sole managing member with sole voting and dispositive power. Each share of Series A Convertible Preferred Stock is currently convertible into one share of common stock of the Company.

(2) Based on a total of 11,503,178 shares of the Company’s common stock outstanding as of December 2, 2014, including the securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D.

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Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Vape Holdings, Inc., a Delaware corporation (the “Company”) which has its principal executive offices at 21822 Lassen St., Suite A, Chatsworth, California 91311.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Kyle Tracey, a citizen of the United States of America (the “Reporting Person”). The Reporting Person serves as a director and Chief Executive Officer of the Company. The Reporting Person’s business address is c/o Vape Holdings, Inc., 21822 Lassen St., Suite A, Chatsworth, California 91311.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Issuance of Securities Pursuant to Merger

On August 9, 2013, PeopleString Corporation, and its wholly-owned subsidiary, RewardString Corporation (“RewardString”), and Vape Holdings, Inc., a Nevada corporation (the “Private Company”), entered into a Merger and Reorganization Agreement whereby the Private Company merged with RewardString, with the Private Company being the surviving entity (the “Merger”). In consideration for the Merger, the shareholders of the Private Company received a total of approximately 187,381,500 shares of Common Stock of the merged company on a pro rata basis in exchange for 355,000 shares of the Private Company’s common stock, representing 100% of the outstanding common stock of the Private Company. The total shares of the merged company issued on a pro rata basis to the Private Company shareholders represented approximately 74.95% of the total issued and outstanding Common Stock of the merged company. The Merger closed on September 30, 2013. The Reporting Person’s pro rata portion of the shares of Common Stock issued in connection with the Merger was 65,979 shares of Common Stock of the Company.

Issuance of Preferred Convertible Stock Pursuant to Asset Acquisition

On February 28, 2014, the Company entered into an Asset Purchase Agreement with HIVE Ceramics, LLC (“HIVE”) whereby the Company agreed to acquire all right, title and interest to the HIVE vaporization product line and related intellectual property in exchange for the issuance of 500,000 shares of Series A Preferred Stock ( the “Series A Shares”) to HIVE.  The transaction formally closed on March 27, 2014.

On April 1, 2014, the board of directors of the Company (the “Board”) formally approved the filing of a Preferred Stock Designation in connection with the commitment of 500,000 Series A Shares to HIVE on March 27, 2014 pursuant to its authority to issue blank check preferred stock as provided in the Company’s Certificate of Incorporation.  Per the Certificate of Designation (the “Designation”), there are 100,000,000 shares of preferred stock authorized by the Company’s Certificate of Incorporation. The Company is authorized to issue 500,000 shares of Series A Shares pursuant to the Designation.  As provided in the Designation (and as set forth in the HIVE Asset Purchase Agreement), Series A Shares are entitled to vote at a 15-1 ratio to Common Stock.  Each share of preferred stock is currently convertible into one share of Common Stock (500,000 shares of Common Stock in the aggregate).

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On the two year anniversary of the transaction with HIVE, the preferred stock conversion ratio shall be adjusted as follows: a one-time pro rata adjustment of up to ten-for-one (10-1) based upon the Company generating aggregate gross revenues over the two years of at least $8,000,000 (e.g. If the Company generates only $4,000,000 in aggregate gross revenues over the two year period then the convertible ratio will adjust to 5-1). In no event will the issuance convert into more than 5,000,000 shares of Common Stock of the Company.

The Reporting Person is the sole managing member of HIVE with sole voting and dispositive power.

Issuance of Common Stock Pursuant to Conversion of Notes

As of February 1, 2013, the Company had incurred certain debt owed to its former legal counsel. In or about May 2013, this debt was sold to certain founding shareholders of the Private Company on a pro rata basis (the “A&J Debt”). The Company later issued a 6% Convertible Note documenting the convertible A&J Debt acquired by the founding shareholders of the Private Company (the “A&J Note”). Per the terms of the A&J Note, the original principal balance is $17,750, and is not secured by any collateral or any assets pledged to the holder. The maturity date is December 31, 2015, and the annual rate of interest is six percent (6%). Subject to certain limitations, a majority-in-interest of the shareholders can convert the outstanding and unpaid principal and interest into fully paid and nonassessable shares of the Company’s Common Stock. The conversion price for the A&J Note is $0.002 per share. Additionally, the Company shall have the right to call the conversion of the A&J Note upon completion of the merger transaction between the Private Company and Vape and an increase in the authorized Common Stock of Vape. On December 24, 2013, the Company converted the entire principal and accrued interest of the A&J Note in the amount of $17,799 into 222,498 shares of the Company’s Common Stock at a per share conversion price of $0.002 issued on a pro rata basis to the shareholders of the Private Company. The Reporting Person’s pro rata portion of the convertible A&J Debt was 3,134 shares of Common Stock.

On February 18, 2014, the Company issued an 8% Convertible Note to the Reporting Person for monies borrowed from the Reporting Person to cover outstanding accounts payable in the amount of $10,612 (the “Tracey Note”). Per the terms of the Tracey Note, the original principal balance is $10,612, and is not secured by any collateral or any assets pledged to the holder. The maturity date is February 18, 2016, and the annual rate of interest is eight percent (8%). Subject to certain limitations, the holder can, at its sole discretion, convert the outstanding and unpaid principal and interest into fully paid and nonassessable shares of the Company’s Common Stock. The conversion price for the Tracey Note is the lowest market closing price per share within the previous twenty (20) market days of the date of conversion minus a discount of forty percent (40%). On October 28, 2014, the Company received a Notice of Conversion on the Tracey Note. The Reporting Person converted principal of $10,611.51 and outstanding accrued and unpaid interest of $583.78 into 22,481 shares of restricted Common Stock of the Company at a per share conversion price of $0.498 in accordance with the terms of the convertible note payable. The conversion of the Tracey Note was in full satisfaction of the note payable. The shares of Common Stock under the conversion were issued by the Company on November 7, 2014.

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On May 12, 2014, the Company issued an 8% Convertible Note to the Reporting Person for monies borrowed from the Reporting Person to cover outstanding accounts payable in the amount of $11,042 (the “Tracey Note II”). Per the terms of the Tracey Note II, the original principal balance is $11,042, and is not secured by any collateral or any assets pledged to the holder. The maturity date is May 12, 2016, and the annual rate of interest is eight percent (8%). Subject to certain limitations, the holder can, at its sole discretion, convert the outstanding and unpaid principal and interest into fully paid and nonassessable shares of the Company’s Common Stock. The conversion price for the Tracey Note II is the lowest market closing price per share within the previous twenty (20) market days of the date of conversion minus a discount of forty percent (40%). On October 28, 2014, the Company received a Notice of Conversion on the Tracey Note II. The Reporting Person converted principal of $11,042 and outstanding accrued and unpaid interest of $406.59 into 22,989 shares of restricted Common Stock of the Company at a per share conversion price of $0.498 in accordance with the terms of the convertible note payable. The conversion of the Tracey Note II was in full satisfaction of the note payable. The shares of Common Stock under the conversion were issued by the Company on November 7, 2014.

On May 13, 2014, the Company issued a 6% Convertible Note to the Reporting Person (the “Tracey PPM Note”) with a principal balance of $40,000 pursuant to a private placement transaction. This 6% Convertible Note is convertible into shares of Common Stock of the Corporation upon providing written notice to the Corporation in the form of the “Notice of Conversion.” The conversion price on the note is the average of the fifteen (15) lowest market closing VWAP per share within the previous twenty (20) market days of the date of conversion minus a discount of forty percent (40%) with a floor of $1 and a ceiling of $3. On October 28, 2014, the Company received a Notice of Conversion on the Tracey PPM Note. The Reporting Person converted principal of $40,000 and outstanding accrued and unpaid interest of $1,098.08 into 41,098 shares of restricted Common Stock of the Company at a per share conversion price of $1.00 in accordance with the terms of the convertible note. The conversion of the Tracey PPM Note was in full satisfaction of the note. The shares of Common Stock under the conversion were issued by the Company on November 7, 2014.

On August 11, 2014, the Company issued an 8% Convertible Note to the Reporting Person for monies borrowed from the Reporting Person to cover outstanding accounts payable in the amount of $216,001 (the “Tracey Note III”). Per the terms of the Tracey Note III, the original principal balance is $216,001, and is not secured by any collateral or any assets pledged to the holder. The maturity date is August 11, 2016, and the annual rate of interest is eight percent (8%). Subject to certain limitations, the holder can, at its sole discretion, convert the outstanding and unpaid principal and interest into fully paid and nonassessable shares of the Company’s Common Stock. The conversion price for the Tracey Note III is the lowest market closing price per share within the previous twenty (20) market days of the date of conversion minus a discount of forty percent (40%).  On October 28, 2014, the Company received a Notice of Conversion on the Tracey Note III. The Reporting Person converted principal of $216,001 and outstanding accrued and unpaid interest of $3,645.39 into 441,057 shares of restricted Common Stock of the Company at a per share conversion price of $0.498 in accordance with the terms of the convertible note payable. The conversion of the Tracey Note III was in full satisfaction of the note payable. The shares of Common Stock under the conversion were issued by the Company on November 7, 2014.

Issuance of Stock Options

On June 27, 2014, the Reporting Person was granted 190,000 options to purchase Common Stock of the Company (the “Options”). The Options are exercisable at $1.66 per share which was the fair market value of the Common Stock on the date of grant. The Options vest 25% at grant and 25% each subsequent six (6) months from the date of grant.

Issuance of Common Stock Grant Pursuant to Board Action

On October 20, 2014, the Reporting Person was granted 30,000 shares of restricted Common Stock of the Company pursuant to a Board grant as bonus compensation.

The beneficial ownership of Common Stock reported in this Schedule 13D by the Reporting Person is based on the Reporting Person’s ownership of Common Stock, and assumes a total of 11,503,178 shares of the Company’s Common Stock outstanding as of December 2, 2014, including the securities set forth above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D.

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Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Person as an investment.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of December 2, 2014, the Reporting Person beneficially owned 1,174,238 shares of Common Stock (the “Shares”), including 547,500 shares of Common Stock that may be acquired by the Reporting Person within 60 days of December 2, 2014, pursuant to the conversion of stock options and/or convertible preferred stock holdings. Since a total of 11,503,178 shares of the Company’s Common Stock outstanding as of December 2, 2014, including the securities set forth above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D, the Shares constitute approximately 10.2% of the shares of Common Stock. The Shares exclude (a) the variable amount of shares of Common Stock issuable upon conversion of the convertible preferred stock upon the 2nd anniversary of the HIVE Asset Acquisition (assuming the Company achieves certain financial milestones as set forth in the HIVE Agreement) and (b) 142,500 shares of Common Stock issuable pursuant to exercise of stock options which have not yet vested.

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

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Item 7.  Material to be Filed as Exhibits.

Exhibit 7.1 Reorganization and Merger Agreement, dated August 9, 2013, by and among Peoplestring Corporation, Rewardstring Corporation, Vape Holdings, Inc. and shareholders of Vape Holdings, Inc. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2013.*

Exhibit 7.2 Asset Purchase Agreement, dated February 28, 2014, by and between Vape Holdings, Inc. and HIVE Ceramics, LLC. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2014.*

Exhibit 7.3 Vape Holdings, Inc.’s 2014 Incentive and Nonstatutory Stock Option Plan, dated June 27, 2014. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2014.*

Exhibit 7.4 Form of Incentive Stock Option Agreement. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2014.*

* Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2014

/s/ Kyle Tracey
Kyle Tracey

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